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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.  1  )*
                                           ----
                     THE RATTLESNAKE HOLDING COMPANY, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                        (Title of Class of Securities)

                                   753904101
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                                (CUSIP Number)

David Alan Schechter  7114 Wood Briar Place  Louisville, KY 40241   502/429-4515
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    3/30/98
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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        *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  753904101                   13D      PAGE    2     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            DAVID ALAN SCHECHTER    ###-##-####
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*
            PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
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                       (7)     SOLE VOTING POWER
  NUMBER OF                      297,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                     297,500
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            297,500
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.23%
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 (14)     TYPE OF REPORTING PERSON*
            IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  Schedule 13D

                               DAVID A. SCHECHTER

ITEM 1. SECURITY AND ISSUER

          This statement relates to the common stock, par value $.001 per share (the "common stock") issued by The Rattlesnake Holding Company, Inc., a Delaware Corporation (the "Company"), whose principal executive offices are located at 439 E. 82 Street, New York NY 10028.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed by David Alan Schechter ("Schechter"), an individual.

     (b) The principal business address of Schechter is 6510 Glenridge Park Place #8, Louisville, KY 40222.

     (c) The present principal employment of Schechter is as a self-employed investor.

     (d) On April 30, 1997, Schechter entered a plea of guilty in Federal District Court for the Southern District of New York to the violation of Title 18, United States Code, Section 371 (wiretapping). Two years probation and fine of $2,550.

     (e) Schechter has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or findings of any violation with respect to such laws.

     (f) Schechter is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                      1995

     The 1995 portion of Item 3 is amended and restated as follows: In 1995, Schechter purchased 212,500 common shares, 3,000 were sold in 1996, leaving a total of 209,500. 150,000 of the 209,500 common shares owned by Schechter were purchased in an IPO through Auerbach, Pollak & Richardson, Inc., the lead underwriter of the IPO. Another 47,000 shares were acquired in open market purchases. Another 12,500 shares were acquired via a convertible note. The aggregate purchase price of all 209,500 shares (IPO, open market and convertible note) was $1,151,830 -- $825,000 for the IPO shares, $276,830 for the open market shares, and $50,000 for the shares acquired via convertible note. Merrill Lynch IRA 555-91025 for Schechter holds the 150,000 IPO shares. Schechter individually holds 59,500 (open market and convertible note) shares. The source of funds for the 150,000 IPO shares was $825,000 cash held by a Smith Barney IRA for Schechter (the shares were later transferred to the Merrill Lynch IRA) and the source of funds for the 59,500 (open market and convertible note) shares was $326,830 cash held by Schechter.

                                      1998

     In 1998, Schechter purchased 88,000 common shares on the open market at a total cost of $51,997. Cruttenden Roth IRA 716-90018219 holds 20,000 shares. Merrill Lynch IRA 555-84D06 holds 43,000 shares. Merrill Lynch IRA 555-91025 holds 25,000 shares. The aforementioned IRA's were the source of the $51,997 ($6,005, $27,660 and $18,332 respectively).

          All capitalized terms used in this Item 3 without definition and not heretofore defined are used as defined in Item 5. All amounts set forth in this Item 3 exclude brokerage commissions.

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ITEM 4. PURPOSE OF TRANSACTION

     Schechter acquired the common shares for his own account and for his IRA accounts for investment purposes. Schechter intends to review the investments in the Company from time to time and, depending upon various factors (including, without limitation, the Company's financial position, the price at which the shares are trading, conditions in the securities markets and general economic and industry conditions), may in the future take such actions with respect to his investments in the Company as he deems appropriate, including acquiring or disposing of additional shares in the open market or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of common shares reported by Schechter is based upon 2,650,000 common shares outstanding as of April 10, 1998.

         Schechter is the beneficial owner of 297,500 common shares which constitute 11.23% of the total shares outstanding. Schechter beneficially owns (i) 150,000 shares as the result of the Smith Barney IRA acquisition (the shares were later transferred to a Merrill Lynch
         IRA) (ii) 59,500 shares acquired by Schechter and (iii) 88,000 shares acquired by the Cuttenden and Merrill Lynch IRA's.

     (b) Schechter has the sole power to vote and dispose of the common shares and does not have shared power to vote or dispose of any shares.

     (c) Schechter has not engaged in any transactions in the common shares since 4/1/98.

     (d) No person other than as set forth herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable.


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         4/10/98                                    /s/ David A.Schechter
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          Date                                         David A. Schechter